UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: _______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KALA BIO, INC.
Full name of Registrant

Former Name if Applicable

1167 Massachusetts Avenue
Address of Principal Executive Office (Street and Number)

Arlington, MA 02476
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KALA BIO, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the “Form 10-Q”) within the prescribed time period because the Company requires additional time to complete its analysis and disclosure regarding its liquidity and capital resources. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Avi Minkowitz	(347) 818-1261
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Special Note Regarding Forward-Looking Statements. The statements included in or incorporated into this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, expected filing date of the Form 10-Q, and the completion of matters necessary to permit filing by the extension deadline, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include: (i) unanticipated factors that may delay the Company’s completion of its Form 10-Q; (ii) the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; and (iii) other factors described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

KALA BIO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2026	By:	/s/ Avi Minkowitz
			Name:	Avi Minkowitz
			Title:	Chief Executive Officer

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